World Gold Trust

685 Third Avenue, 27th Floor

New York, New York 10017

August 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	World Gold Trust
Registration Statement on Form S-1
File No. 333-217041
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, World Gold Trust (the “Registrant”) hereby respectfully requests the withdrawal of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of the Euro Gold Trust, Pound Gold Trust and Yen Gold Trust, each a series of the Registrant, as filed with the Securities and Exchange Commission via EDGAR on March 30, 2017 (Accession No. 0001193125-17-104231).

The Registrant is requesting the withdrawal of the above referenced Registration Statement because the Registrant has decided not to proceed with the offering of the shares described in the Registration Statement. The Registration Statement has not been declared effective by the SEC, and no securities were sold in connection with the offering described in the Registration Statement. This filing relates solely to the Registration Statement. No information contained herein is intended to amend, supersede, or affect any other filings relating to any other series of the Trust.

If you have any questions regarding this filing, please contact Christopher Menconi of Morgan, Lewis & Bockius LLP at (202) 373-6173.

Very truly yours,

WORLD GOLD TRUST

/s/ Joseph R. Cavatoni

Name:    Joseph R. Cavatoni

Title:      Principal Executive Officer and President